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SEC FILE NUMBER
0-12379

CUSIP NUMBER
320209109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Financial Bancorp.

Full Name of Registrant

Not Applicable

Former Name if Applicable

4000 Smith Road

Address of Principal Executive Office (Street and Number)

Cincinnati, Ohio  45209

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 3, 2009 First Financial Bancorp (the “Company”) announced that its wholly-owned subsidiary bank, First Financial Bank, N.A. had acquired certain assets and assumed certain liabilities of Peoples Community Bank (“Peoples”) in a Federal Deposit Insurance Corporation (“FDIC”) assisted transaction.  On September 21, 2009 First Financial Bancorp announced that First Financial Bank had acquired certain assets and assumed certain liabilities of Irwin Union Bank & Trust and Irwin Union, FSB (“collectively Irwin”), also in a FDIC assisted transactions.

Due to the timing of the transactions in the quarter, the complexities and delays in finalizing the acquired assets in the Irwin transaction, the Company has not had sufficient time and resources to analyze and provide adequate financial statement disclosures in its Quarterly Report on Form 10-Q by the required deadline without unreasonable effort and expense.   Because First Financial Bancorp has not yet completed the preparation of its quarterly consolidated financial statements, the review of the financial statements by its independent registered accounting firm has not been completed. The Company intends to file its Quarterly Report on Form 10-Q as soon as practicable, and in any event, within the 5 day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Except for statements of historical fact, the statements in this form are forward-looking. The forward-looking statements include statements regarding the intended date of filing of the company's fiscal third quarter report on Form 10-Q. The forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. These factors include, but are not limited to: uncertainties related to the time required to complete the purchase accounting analysis for the above-described transaction; uncertainties related to the time required to complete our Form 10-Q for our third quarter ended September 30, 2009; and other factors more fully detailed in the company's annual report on Form 10-K for the year ended December 31, 2008 and in other reports filed with the Securities and Exchange Commission.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J. Franklin Hall	513	977-5770
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based upon the Company’s earnings release dated November 5, 2009, it anticipates reporting the recognition of a $383.3 million bargain purchase gain associated with the FDIC-assisted acquisitions of Irwin Union Bank and Trust and Irwin Union, F.S.B. See attached.

            FIRST FINANCIAL BANCORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2009	By	/s/J. Franklin Hall
J. Franklin Hall EVP & Chief Financial Officer

Attachment to Form 12b-25

As detailed in the Company’s press release of November 5, 2009, and in the company’s Form 8-K filed November 6, 2009, the Company expects that operating income for the quarter ended September 30, 2009 will be significantly higher than operating income for the quarter ended September 30, 2008.  The increase is primarily attributable to the bargain purchase gain associated with the FDIC assisted transactions.

The Company further expects that this increased operating income, will result in net income available to common shareholders for the September 30, 2009 quarter that will exceed the net income for the September 30, 2008 quarter by approximately $219.5 million.